Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(dollars in thousands)	2013	2012	2013	2012

Earnings:
Loss before benefit from income taxes	$(147,064)	$(77,119)	$(115,687)	$(215,668)
Interest expense	205,036	267,085	646,932	823,334
Implicit interest in rents	2,034	2,504	6,873	9,712
Total earnings	$60,006	$192,470	$538,118	$617,378

Fixed charges:
Interest expense	$205,036	$267,085	$646,932	$823,334
Implicit interest in rents	2,034	2,504	6,873	9,712
Total fixed charges	$207,070	$269,589	$653,805	$833,046

Ratio of earnings to fixed charges*	0.29	0.71	0.82	0.74

*            Earnings did not cover total fixed charges by $147.1 million for the three months ended September 30, 2013 and $115.7 million for the nine months ended September 30, 2013. Earnings did not cover total fixed charges by $77.1 million for the three months ended September 30, 2012 and $215.7 million for the nine months ended September 30, 2012.

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